Suite 400 – 570 Granville Street

Vancouver, BC

V6C 3P1  CANADA

Telephone:  (604) 689-1022

Facsimile:  (604) 681-4760

CORPORATE AND SECURITIES LAWYERS

Reply Attention of:     Konrad Malik

Direct Telephone:

(604) 648-1671

Email:

kmalik@wlmlaw.ca

Our File No:

1024-1

July 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC

20549

Attention:

Jessica Plowgian

Attorney-Adviser

Dear Sirs:

Re:

Potash America, Inc. (the “Company”)

Form 8-K

Filed on June 17, 2011

File No.  333-150775

Further to our correspondence of July 11, 2011 with respect to the above noted matter, we provide a copy of the

Consulting Agreement dated May 8, 2011 between the Company and Elwayne E. Everett, as set out in item 7 of our

July 11, 2011 correspondence;

We trust the foregoing is satisfactory and look forward to hearing from you in this regard.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:

/s/ Konrad Malik

Konrad Malik

KM/bc

Enclosures

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.